Exhibit 99.1

MingZhu Logistics to Acquire Mingfu Liquor; Expands Premium Liquor Business in China

SHENZHEN, May 1, 2024 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced it has entered into a non-binding memorandum of understanding to acquire Xiamen Mingfu Liquor Industry Co., Ltd., a China-based distributor of Baijiu. The acquisition, subject to a final agreement, will help accelerate growth of MingZhu’s premium liquor business in China, which includes self-owned Baijiu brands and commercial distribution for third party brands.

Mingfu Liquor is a liquor distributor that focuses on distributing Baijiu brewed in Maotai town, Guizhou. Baijiu is considered to be China’s national drink and is the dominant spirits sold in the domestic China market, with the “white liquor” a normal staple at occasions from family gatherings to business banquets while the Maotai town is the most well-known origin of Baijiu.

The proposed acquisition represents a further expansion of MingZhu’s premium liquor services business. Previous premium liquor brand and business acquisitions include MingZhu’s 2023 acquisition of Guizhou Alliance Liquor Management Co., Ltd. (formerly known as Guizhou Minzusheng Liquor Co., Ltd.).

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “The premium liquor business is one of our fastest growing businesses known for is very attractive, higher margins. We have been focused on building our own Baijiu brand and premium liquor customization OBM (Original Brand Manufacturer) services. As we expected, the synergies and adjacency to our core business are making our expansion into the commercial liquor distribution market a natural fit for us, with considerable opportunities for further growth, increased profitability and long-term success – all of which are in-line with our focus on creating value for shareholders.”

Mr. Jinlong Yang continued, “By combining MingZhu’s market position, extensive knowledge of the domestic distribution market, our logistics network and financial resources, with our alliance’s keen understanding of the Chinese spirits market and long-term relationships, we think we can further accelerate our growth and capture additional market share. This is an exciting business area for us where we have demonstrated our execution, success and management. We plan to evaluate other strategic opportunities that can serve as natural extensions of our business and be totally additive from both a revenue and profitability standpoint, as we focus on building value for shareholders.”

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801